

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2011

<u>Via Email</u>
Christine A. Leahy
General Counsel
CDW Corporation
200 N. Milwaukee Avenue
Vernon Hills, Illinois 60061

> **Re: CDW Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 4, 2011**
> **File No. 333-169258**

Dear Ms. Leahy:

This letter is to confirm that we completed our review of your filing as of November 14, 2011. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Christopher F. Chase for

Mara L. Ransom
Assistant Director

cc: James S. Rowe
       Kirkland & Ellis LLP
       Via Email